UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

mpg Office trust, inc.

(Name of Subject Company (Issuer))

BROOKFIELD DTLA INC.,

a wholly-owned subsidiary of

Brookfield Office Properties Inc.

(Name of Filing Persons (Offeror))

7.625% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share

(Title of Class of Securities)

553274200

(CUSIP Number of Class of Securities)

Brett Fox

General Counsel

Brookfield Office Properties Inc.

181 Bay Street, Suite 330

Toronto, Ontario, Canada M5J 2T3

(416) 369-9800

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Lee S. Parks, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

(212) 859-8000

CALCULATION OF FILING FEE

Transaction Valuation: Not applicable	Amount of Filing Fee: Not applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☐	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This filing relates solely to preliminary communications made before the commencement of a planned tender offer for the issued and outstanding shares of 7.625% Series A Cumulative Redeemable Preferred Stock (“MPG Preferred Stock”) of MPG Office Trust, Inc., a Maryland corporation (“MPG”) by Brookfield DTLA Inc. (“Purchaser”), a wholly-owned Delaware subsidiary of Brookfield Office Properties Inc., a corporation under the Laws of the Province of Ontario, Canada (“BPO”), pursuant to an Agreement and Plan of Merger, dated as of April 24, 2013, by and among MPG, MPG Office, L.P., a Maryland limited partnership and a direct majority-owned subsidiary of MPG, Brookfield DTLA Holdings L.P., a Delaware limited partnership (“Parent”), Brookfield DTLA Fund Office Trust Investor Inc., a Maryland corporation and an indirect wholly-owned subsidiary of Parent (“Sub REIT”), Brookfield DTLA Fund Office Trust Inc., a Maryland corporation and a direct wholly-owned subsidiary of Sub REIT (“REIT Merger Sub”), and Brookfield DTLA Fund Properties LLC, a Maryland limited liability company and a direct wholly-owned subsidiary of REIT Merger Sub.

The tender offer described in the attached exhibit has not yet commenced, and the exhibit does not constitute an offer to purchase or the solicitation of an offer to sell any shares of MPG Preferred Stock or the registration of any securities. The solicitation and the offer to buy shares of MPG Preferred Stock will be made pursuant to an offer to purchase and related materials that Purchaser intends to file with the U.S. Securities and Exchange Commission (“SEC”). At the time the tender offer is commenced, BPO and Purchaser will file a tender offer statement on Schedule TO containing an offer to purchase, form of letter of transmittal and related materials with the SEC, and thereafter MPG will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. INVESTORS AND HOLDERS OF MPG PREFERRED STOCK ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SUB-REIT THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES. Those materials will be made available to holders of MPG Preferred Stock at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov. The Schedule TO (including the offer to purchase and related materials) and the Schedule 14D-9 (including the solicitation/recommendation statement), once filed, may also be obtained for free by contacting the Information Agent for the tender offer which will be named in the Schedule TO.

Exhibit Index

99.1	Press release issued by Brookfield Office Properties Inc., dated April 25, 2013.